Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated March 16, 2016)	Registration No. 333-209242

2,500,000 SHARES OF COMMON STOCK

This Prospectus Supplement No. 2 (the “Prospectus Supplement”) amends and supplements the Prospectus Supplement No. 1 dated and filed on May 16, 2016, and amends and supplements the Prospectus dated and filed on March 16, 2016, which together comprise the prospectus under our Registration Statement on Form S-1, File No. 333-209242.  This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the period ended June 30, 2016, as filed with the Securities and Exchange Commission on August 15, 2016.

The Prospectus and this Prospectus Supplement relate to the resale from time to time of up to 2,500,000 shares of common stock of ULURU Inc. by the selling shareholders identified in the Prospectus.

Investing in our common stock involves a high degree of risk.  You should review carefully the risks and uncertainties described under the caption “Risk Factors” beginning on page 3 of the Prospectus and in any other reports that we file with the Securities and Exchange Commission, along with the other information included in the Prospectus, this Prospectus Supplement, or in such reports, before you decide to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus and this Prospectus Supplement to which it relates is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 15, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the quarterly period ended: June 30, 2016

OR

[_] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from: ___ to ___.

Commission File Number: 001-336180

ULURU Inc.
(Exact Name of Registrant as Specified in its Charter)

Nevada	41-2118656
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)

4452 Beltway Drive Addison, Texas	75001
(Address of Principal Executive Offices)	(Zip Code)

(214) 905-5145
Registrant's Telephone Number, including Area Code

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  þ    No  o

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerate filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

As of August 15, 2016, there were 62,974,431 shares of the registrant’s Common Stock, $0.001 par value per share (“Common Stock”), and no shares of Series A Preferred Stock, $0.001 par value per share, issued and outstanding.

ULURU Inc.

INDEX TO FORM 10-Q

For the Quarter Ended JUNE 30, 2016

PART I – FINANCIAL INFORMATION

ITEM 1.	Financial Statements.

ULURU Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
	June 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$718,135	$180,000
Accounts receivable, net	53,103	89,378
Accounts receivable – related party, net	---	2,805
Inventory	582,039	531,421
Prepaid expenses and deferred charges	51,120	123,201
Total Current Assets	1,404,397	926,805

Property, Equipment and Leasehold Improvements, net	191,087	257,417

Other Assets
Intangible asset - patents, net	2,483,617	2,720,541
Intangible asset - licensing rights, net	3,344,997	3,506,235
Investment in unconsolidated subsidiary	---	---
Deposits	20,964	18,069
Total Other Assets	5,849,578	6,244,845

TOTAL ASSETS	$7,445,062	$7,429,067

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$1,811,387	$1,780,197
Accrued liabilities	250,757	402,214
Accrued interest	625	---
Promissory notes payable, net of unamortized debt discount and debt issuance costs, current portion	114,728	315,058
Deferred revenue, current portion	5,764	42,934
Total Current Liabilities	2,183,261	2,540,403

Long Term Liabilities
Deferred revenue, net of current portion	401,368	685,287
Total Long Term Liabilities	401,368	685,287

TOTAL LIABILITIES	2,584,629	3,225,690

COMMITMENTS AND CONTINGENCIES	---	---

STOCKHOLDERS' EQUITY

Preferred stock - $0.001 par value; 20,000 shares authorized;
Preferred Stock Series A, 1,000 shares designated; no shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	---	---

Common Stock - $0.001 par value; 200,000,000 shares authorized;
62,974,431 and 36,834,933 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	62,975	36,835
Additional paid-in capital	62,240,416	60,426,915
Accumulated (deficit)	(57,442,958)	(56,260,373)
TOTAL STOCKHOLDERS’ EQUITY	4,860,433	4,203,377

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,445,062	$7,429,067

The accompanying notes are an integral part of these condensed consolidated financial statements.

ULURU Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six months Ended June 30,
	2016	2015	2016	2015
Revenues
License fees	$259,813	$15,979	$361,089	$30,518
Product sales, net	4,520	243,018	12,036	523,127
Total Revenues	264,333	258,997	373,125	553,645

Costs and Expenses
Cost of product sold	528	81,286	1,451	182,816
Research and development	135,331	219,335	271,490	423,494
Selling, general and administrative	384,900	495,034	703,701	941,191
Amortization of intangible assets	199,526	118,461	398,162	235,622
Depreciation	33,165	46,218	66,330	104,527
Total Costs and Expenses	753,450	960,334	1,441,134	1,887,650
Operating (Loss)	(489,117)	(701,337)	(1,068,009)	(1,334,005)

Other Income (Expense)
Interest and miscellaneous income	515	69	537	211
Interest expense	(44,445)	(63,185)	(91,203)	(76,154)
Equity in earnings (loss) of unconsolidated subsidiary	---	---	---	---
Foreign currency transaction gain (loss)	(3,196)	35,074	1,090	(57,704)
Accommodation fee due on promissory note	---	---	(25,000)	---
(Loss) Before Income Taxes	(536,243)	(729,379)	(1,182,585)	(1,467,652)

Income taxes	---	---	---	---
Net (Loss)	$(536,243)	$(729,379)	$(1,182,585)	$(1,467,652)

Basic and diluted net (loss) per common share	$(0.01)	$(0.03)	$(0.02)	$(0.06)

Weighted average number of common shares outstanding	62,974,431	24,767,889	50,316,681	24,613,809

The accompanying notes are an integral part of these consolidated financial statements.

ULURU Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months Ended June 30,
	2016	2015
OPERATING ACTIVITIES :
Net loss	$(1,182,585)	$(1,467,652)

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization of intangible assets	398,162	235,622
Depreciation	66,330	104,527
Share-based compensation for stock and options issued to employees	15,913	24,933
Share-based compensation for options issued to non-employees	30,102	120,253
Equity in earnings (loss) of unconsolidated subsidiary	---	---
Amortization of debt discount on promissory note	26,012	11,035
Amortization of debt issuance costs	18,658	8,103
Common stock issued for services	36,000	---
Common stock issued for interest due on promissory note	2,239	---
Accommodation fee due on promissory note	25,000	---

Change in operating assets and liabilities:
Accounts receivable	39,080	(450,038)
Inventory	(50,618)	(212,530)
Prepaid expenses and deferred charges	72,080	77,145
Deposits	(2,895)	---
Accounts payable	31,190	449,744
Accrued liabilities	(151,457)	53,800
Accrued interest	625	11,764
Deferred revenue	(321,089)	7,402
Total	235,332	441,760

Net Cash Used in Operating Activities	(947,253)	(1,025,892)

INVESTING ACTIVITIES :
Purchase of property and equipment	---	(787)
Net Cash Used in Investing Activities	---	(787)

FINANCING ACTIVITIES :
Proceeds from sale of common stock and warrants, net	1,732,338	---
Proceeds from issuance of convertible note and warrant, net	---	485,008
Offering costs associated with acquisition of licensing rights in 2015	(21,950)	---
Offering cost adjustment – preferred stock sale in 2011	---	10,509
Repayment of principle due on promissory note	(225,000)	---
Net Cash Provided by Financing Activities	1,485,388	495,517

Net Increase (Decrease) in Cash	538,135	(531,162)

Cash, beginning of period	180,000	550,458
Cash, end of period	$718,135	$19,296

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid for interest	$14,239	$1,601

Non-cash investing and financing activities:
Issuance of common stock for principle due on promissory note	$45,000	---

The accompanying notes are an integral part of these condensed consolidated financial statements.

ULURU Inc.

NOTES TO
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1.	COMPANY OVERVIEW AND BASIS OF PRESENTATION

Company Overview

ULURU Inc. (hereinafter “we”, “our”, “us”, “ULURU”, or the “Company”) is a Nevada corporation.  We are a diversified specialty pharmaceutical company committed to developing and commercializing a broad range of innovative wound care and muco-adhesive film products based on our patented Nanoflex® and OraDiscTM technologies, with the goal of improving outcomes for patients, health care professionals, and health care payers.

Basis of Presentation

In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and include the accounts of ULURU Inc., a Nevada corporation, and its wholly-owned subsidiary, Uluru Delaware Inc., a Delaware corporation.  They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2016 and the results of its operations for the three and six months ended June 30, 2016 and 2015 and cash flows for the six months ended June 30, 2016 and 2015 have been made.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.  Actual results may differ from those estimates and assumptions.  These differences are usually minor and are included in our consolidated financial statements as soon as they are known.  Our estimates, judgments, and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ, and may differ materially, from those estimates.

All intercompany transactions and balances have been eliminated in consolidation.

Operating results for the three and six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Securities and Exchange Commission on March 30, 2016, including the risk factors set forth therein.

Liquidity and Going Concern

The report of our independent registered public accounting firm for the fiscal year ended December 31, 2015, contained an explanatory paragraph to reflect its significant doubt about our ability to continue as a going concern as a result of our history of losses and our liquidity position, as discussed herein and in this Form 10-Q.  Based on our liquidity as of June 30, 2016, the expected level of operating expenses, and the projected sales of our existing products combined with other revenues, we believe that we will be able to meet our working capital and capital expenditure requirements through the third quarter of 2016.  However, we cannot be sure that our revenues will grow or that we will generate significant positive cash flow from operations.  Moreover, we may not be able to raise sufficient additional capital on acceptable terms, or at all, to continue operations beyond the third quarter of 2016.  Therefore, we are unable to assert that our financial position is sufficient to fund operations beyond the third quarter of 2016, and, as a result, there is substantial doubt about our ability to continue as a going concern beyond the third quarter of 2016.  In order to continue to advance our business plan and outstanding obligations after the third quarter of 2016, we will need to raise additional capital.

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparation of these condensed consolidated financial statements for the three and six months ended June 30, 2016 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Securities and Exchange Commission on March 30, 2016.

NOTE 3.	THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

There were no new accounting pronouncements adopted or enacted during the periods presented that had, or are expected to have, a material impact on our financial statements.

NOTE 4.	SEGMENT INFORMATION

We operate in one business segment: the research, development and commercialization of pharmaceutical products.  Our corporate headquarters in the United States collects product sales, licensing fees, and royalties from our arrangements with external customers and licensees.  Our entire business is managed by a single management team, which reports to the Chief Executive Officer.

Our revenues are currently derived primarily from the sale of Altrazeal® in sixteen international markets and from our sales activities in the United States.  With respect to revenues for the three and six months ended June 30, 2016, revenues reported for international sales represent the recognition of previously unamortized licensing fees only and do not include any Altrazeal® product sales.

Revenues per geographic area for the three and six months ended June 30 are summarized as follows:

	Three Months Ended June 30,				Six months Ended June 30,
Revenues	2016	%	2015	%	2016	%	2015	%
Domestic	$4,520	2%	$7,085	3%	$12,036	3%	$13,887	3%
International	259,813	98%	251,912	97%	361,089	97%	539,758	97%
Total	$264,333	100%	$258,997	100%	$373,125	100%	$553,645	100%

A significant portion of our revenues are derived from a few major customers.  Customers with greater than 10% of total sales, along with their relative percentage of all sales, for the three and six months ended June 30 are represented on the following table:

		Three Months Ended June 30,		Six months Ended June 30,
Customers	Product	2016	2015	2016	2015
Customer A	Altrazeal®	---	91%	---	92%
Customer B	Altrazeal®	88%	2%	64%	2%
Customer C	Altrazeal®	---	1%	25%	1%
Total		88%	94%	89%	95%

NOTE 5.	INVENTORY

As of June 30, 2016, our inventory was comprised of Altrazeal® finished goods, manufacturing costs incurred in the production of Altrazeal®, and raw materials.  Inventories are stated at the lower of cost (first in, first out method) or market.  We regularly review inventories on hand and write down the carrying value of our inventories for excess and potentially obsolete inventories based on historical usage and estimated future usage.  In assessing the ultimate realization of our inventories, we are required to make judgments as to future demand requirements.  As actual future demand or market conditions may vary from those projected by us, adjustment to inventories may be required.

The components of inventory, at the different stages of production, consisted of the following at June 30, 2016 and December 31, 2015:

Inventory	June 30, 2016	December 31, 2015
Raw materials	$37,566	$38,037
Work-in-progress	444,070	485,123
Finished goods	100,403	8,261
Total	$582,039	$531,421

NOTE 6.	PROPERTY, EQUIPMENT and LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements, net, consisted of the following at June 30, 2016 and December 31, 2015:

Property, equipment and leasehold improvements	June 30, 2016	December 31, 2015
Laboratory equipment	$424,888	$424,888
Manufacturing equipment	1,604,894	1,604,894
Computers, office equipment, and furniture	153,865	153,865
Computer software	4,108	4,108
Leasehold improvements	95,841	95,841
	2,283,596	2,283,596
Less: accumulated depreciation and amortization	(2,092,509)	(2,026,179)
Property, equipment and leasehold improvements, net	$191,087	$257,417

Depreciation expense on property, equipment and leasehold improvements was $33,165 and $46,218 for the three months ended June 30, 2016 and 2015, respectively, and was $66,330 and $104,527 for the six months ended June 30, 2016 and 2015, respectively.

NOTE 7.	INTANGIBLE ASSETS

Patents

Intangible patent assets are comprised of patents acquired in October, 2005.  Intangible assets, net consisted of the following at June 30, 2016 and December 31, 2015:

Intangible assets – patents	June 30, 2016	December 31, 2015
Patent - Amlexanox (Aphthasol®)	$2,090,000	$2,090,000
Patent - Amlexanox (OraDisc™ A)	6,873,080	6,873,080
Patent - OraDisc™	73,000	73,000
Patent - Hydrogel nanoparticle aggregate	589,858	589,858
	9,625,938	9,625,938
Less: accumulated amortization	(7,142,321)	(6,905,397)
Intangible assets - patents, net	$2,483,617	$2,720,541

Amortization expense for intangible patents assets was $118,461 and $118,461 for the three months ended June 30, 2016 and 2015, respectively, and was $236,924 and $235,622 for the six months ended June 30, 2016 and 2015, respectively.

The future aggregate amortization expense for intangible patent assets, remaining as of June 30, 2016, is as follows:
Calendar Years	Future Amortization Expense
2016 (Six months)	$239,526
2017	475,148
2018	475,148
2019	475,148
2020	476,450
2021 & Beyond	342,197
Total	$2,483,617

Licensing rights

On December 24, 2015, we entered into and closed the transaction contemplated by a License Purchase and Termination Agreement (the “Altrazeal Termination Agreement”) with Altrazeal Trading GmbH (“Altrazeal Trading”) and IPMD GmbH (“IPMD”).  The Altrazeal Termination Agreement relates to the License and Supply Agreement dated January 11, 2012 (the “Altrazeal License”), under which Altrazeal Trading and its affiliates were authorized by the Company to distribute our Altrazeal® wound care product in the European Union, Australia, New Zealand, Middle East (excluding Jordan and Syria), North Africa, Albania, Bosnia, Croatia, Kosovo, Macedonia, Montenegro, and Serbia.  Under the Altrazeal Termination Agreement, the Altrazeal License was assigned to the Company, thereby effecting its termination, and the Company’s 25% ownership interest in Altrazeal Trading was cancelled.   In addition, the Company assumed from Altrazeal Trading and certain affiliated entities rights and future obligations under sub-distribution agreements in numerous territories within the scope of the Altrazeal License and related consulting agreements.

Under the terms of the Altrazeal Termination Agreement, we agreed to pay to Altrazeal Trading a net transfer fee of €1,570,271 and to pay IPMD a transfer fee of €703,500.  The net transfer fee to Altrazeal Trading includes adjustments for amounts owed by Altrazeal Trading to the Company.  The Company paid the net transfer fee (a) to Altrazeal Trading by means of the issuance of 4,441,606 shares of Common Stock together with warrants to purchase 444,161 shares of Common Stock and (b) to IPMD by means of the issuance of 2,095,241 shares of Common Stock, together with warrants to purchase 209,525 shares of Common Stock.  The warrants have an exercise price of $0.68 per share and a term of one-year.

Altrazeal Trading also agreed to return inventory of Altrazeal® blisters held in its possession in an amount up to €88,834 (“Inventory Payment”).  To the extent Altrazeal Trading does not return the entire inventory, we may deduct from the Inventory Payment €4.20 per Altrazeal® blister not returned in usable condition.  We are currently in the process of confirming with Altrazeal Trading the actual number of Altrazeal® blisters to be returned.

Under the Altrazeal Termination Agreement, we also agreed to file within twenty (20) days of closing a registration statement registering the resale of 2,500,000 shares of Common Stock issued under the Altrazeal Termination Agreement and to use all commercially reasonable efforts to cause such registration Statement to become effective.  In accordance with our obligations under the Altrazeal Termination Agreement, we filed with the SEC a registration statement that was declared effective on February 16, 2016.  We are required to keep the registration statement effective at all times with respect to such 2,500,000 shares, other than permitted suspension periods, until the earliest of (i) June 24, 2016, (ii) the date when Altrazeal Trading and IPMD may sell all of the registered shares under Rule 144 under the Securities Act without volume limitations, or (iii) the date when Altrazeal Trading and IPMD no longer own any of the registered shares.

In connection with the Altrazeal Termination Agreement, we also entered into a Mutual Termination and Release Agreement, dated December 24, 2015, for the purpose of terminating the Binding Term Sheet dated May 12, 2015 with Altrazeal Trading and Firnron LTD (the “Term Sheet”).  Under the Term Sheet, it was contemplated that the Company would acquire all of the remaining equity interests in Altrazeal Trading.

Licensing rights, net consisted of the following at June 30, 2016 and December 31, 2015:

Intangible assets - licensing rights	June 30, 2016	December 31, 2015
European Union, Australia, New Zealand, Middle East (excluding Jordan and Syria), North Africa, Albania, Bosnia, Croatia, Kosovo, Macedonia, Montenegro, and Serbia.	$3,512,506	$3,512,506
Less: accumulated amortization	(167,509)	(6,271)
Intangible assets - licensing rights, net	$3,344,997	$3,506,235

Amortization expense for intangible licensing rights assets was $81,065 and nil for the three months ended June 30, 2016 and 2015, respectively, and was $161,238 and nil for the six months ended June 30, 2016 and 2015, respectively.

The future aggregate amortization expense for intangible licensing rights assets, remaining as of June 30, 2016, is as follows:

Calendar Years	Future Amortization Expense
2016 (Six months)	$163,910
2017	325,148
2018	325,148
2019	325,148
2020	325,148
2021 & Beyond	1,880,495
Total	$3,344,997

NOTE 8.	INVESTMENTS IN UNCONSOLIDATED ENTITIES

We use the equity method of accounting for investments in other companies that are not controlled by us and in which our interest is generally between 20% and 50% of the voting shares or over which we have significant influence, or both.

Altrazeal Trading GmbH

On January 11, 2012, we executed a shareholders’ agreement for the establishment of Altrazeal Trading Ltd., a single purpose entity to be used for the exclusive marketing of Altrazeal® throughout the European Union, Australia, New Zealand, North Africa, and the Middle East.  As a result of this transaction, we received a non-dilutable 25% ownership interest in Altrazeal Trading Ltd.  On February 1, 2014, Altrazeal Trading Ltd. transferred all of their rights and obligations under the existing shareholders’ agreement to Altrazeal Trading GmbH (“Altrazeal Trading”).  As a result of this transfer, we were entitled to receive a non-dilutable 25% ownership interest in Altrazeal Trading.

On December 24, 2015, we completed the Altrazeal Termination Agreement with Altrazeal Trading and IPMD as more fully described in Note 7.  Under the Altrazeal Termination Agreement, our ownership interest in Altrazeal Trading was cancelled.

Altrazeal AG

On February 1, 2014, we executed a shareholders’ agreement with Altrazeal AG, a single purpose entity for the marketing of Altrazeal® in several territories, including Africa (markets not already licensed), Latin America, Georgia, Turkmenistan, Ukraine, the Commonwealth of Independent States, Jordan, Syria, Asia and the Pacific (excluding China, Hong Kong, Macau, Taiwan, South Korea, Japan, Australia, and New Zealand).  As a result of this transaction, we were entitled to receive a non-dilutable 25% ownership interest in Altrazeal AG.

In late March 2016, we provided Altrazeal AG with a notice identifying certain breaches in the Exclusive License and Supply Agreement, dated September 30, 2013 with Altrazeal AG (as amended, the “ELSA”).  On or about March 24, 2016, we learned that Altrazeal AG had commenced an insolvency proceeding in Switzerland and immediately sent an additional notice of termination referencing the insolvency.  On or about April 18, 2016, we learned that the insolvency petition filed by Altrazeal AG in Switzerland has been accepted by the court and an administrator is to be appointed.  As a result of the breaches by Altrazeal AG in the ELSA, the ELSA has been terminated in accordance with its terms.  As a result of the accepted insolvency petition, we believe that our ownership interest in Altrazeal AG is deemed to be worthless and certain net accounts receivables with Altrazeal AG are uncollectible.

ORADISC GmbH

On October 19, 2012, we executed a shareholders’ agreement for the establishment of ORADISC GmbH, through which OraDisc™ erodible film technology products would be developed and marketed.  We were entitled to receive a non-dilutable 25% ownership interest in ORADISC GmbH.

In October 2012, we executed a License and Supply Agreement with ORADISC GmbH for the marketing of applications of our OraDisc™ erodible film technology for dental applications including benzocaine (OraDisc™ B), re-mineralization dental strips, fluoride dental strips, long-acting breath freshener, Amlexanox (OraDisc™ A).  We also granted to ORADISC GmbH a twenty-four month option to utilize the OraDisc™ erodible film technology for drug delivery for migraine, nausea and vomiting, cough and cold, and pain.  In January 2015, the initial twenty-four month option period to utilize the OraDisc™ erodible film technology by ORADISC GmbH was extended until December 31, 2015.  In addition, this option expanded the applications for use to include anti-psychotics, neurologic products, and actives for the treatment of erectile dysfunction.  On December 30, 2015, we received notice from ORADISC GmbH of their exercise of the option.  We informed ORADISC GmbH that under the terms of the option, the right to use the OraDisc™ erodible film technology expired on December 31, 2015.  In March 2016, we also provided ORADISC GmbH with a notice identifying certain breaches in the License and Supply Agreement with ORADISC GmbH.  As a result of the breaches by ORADISC GmbH in the License and Supply Agreement, the License and Supply Agreement has been terminated in accordance with its terms and ORADISC GmbH has ceased to be a product distributor for the Company.  Since delivering the termination notice to ORADISC GmbH we have not had any communication from ORADISC GmbH with respect to the License and Supply Agreement.

In March 2016, we learned that insolvency proceedings have been initiated with an Austrian commercial court with respect to IPMD GmbH and that one of its affiliated operating entities, ORADISC GmbH, might be affected by such insolvency proceeding filing.  Recently, we were informed that the insolvency application was opposed with various parties taking opposing views and that these legal proceedings continue to evolve.  We continue to evaluate our position with respect to IPMD GmbH and ORADISC GmbH.

Financial statements for the six months ended June 30, 2016 and for the year ended December 31, 2015 have not been released to us and, therefore, we have not included the effect of the financial activities of ORADISC GmbH in our financial statements for such reporting periods.  We believe that our share of the cumulative losses of ORADISC GmbH for the six months ended June 30, 2016 and for the years ended December 31, 2015, 2014, and 2013 would exceed the carrying value of our investment, therefore the equity method of accounting would be suspended for such reporting periods and no additional losses would be charged to operations.

Based upon the unaudited financial statements for the years ended December 31, 2014 and 2013, as provided to us by ORADISC GmbH, our unrecorded share of ORADISC GmbH cumulative losses as of December 31, 2014 totaled $22,826.

Summarized financial information for our investment in ORADISC GmbH assuming 100% ownership is as follows:

ORADISC GmbH	December 31, 2014 (Unaudited)		December 31, 2013 (Unaudited)
Balance sheet
Total assets		$237,726		$305,069
Total liabilities		$286,643		$302,572
Total stockholders’ (deficit)/equity		$(48,917)		$2,497
Statement of operations
Revenues	$	---	$	---
Net (loss)		$(47,450)		$(34,671)

NOTE 9.	ACCRUED LIABILITIES

Accrued liabilities consisted of the following at June 30, 2016 and December 31, 2015:

Accrued Liabilities	June 30, 2016	December 31, 2015
Accrued compensation/benefits	$240,940	$329,131
Accrued insurance payable	6,806	73,074
Accrued property taxes	3,000	---
Product rebates/returns	11	9
Total accrued liabilities	$250,757	$402,214

NOTE 10.	PROMISSORY NOTE PAYABLE

Debt Financing – April 2015

On April 15, 2015, we entered into a Securities Purchase Agreement dated April 14, 2015 (the “Purchase Agreement”) with Inter-Mountain Capital Corp. (“Inter-Mountain”) related to our issuance of a $550,000 Promissory Note (the “April 2015 Note”).  The purchase price for the April 2015 Note, which reflects a $50,000 original issue discount, was $500,000. The Purchase Agreement also included representations and warranties, restrictive covenants and indemnification provisions standard for similar transactions.

The April 2015 Note bears interest at the rate of 10.0% per annum, with monthly installment payments of $45,000 commencing on the date that is 120 calendar days after the issuance date of the April 2015 Note. At our option, subject to certain volume, price and other conditions, the monthly installments may be paid in whole, or in part, in cash or in Common Stock.  If the monthly installments are paid in Common Stock, such shares being issued will be based on a price that is 80% of the average of the three lowest volume weighted average prices of the shares of Common Stock during the preceding twenty trading days.  The percentage declines to 70% if the average of the three lowest volume weighted average prices of the shares of Common Stock during the preceding twenty trading days is less than $0.05 per share.  At our option, the outstanding principal balance of the April 2015 Note, or a portion thereof, may be prepaid in cash at 120% of the amount elected to be prepaid.  The April 2015 Note is unsecured and is not subject to conversion at the discretion of Inter-Mountain.

Events of default under the April 2015 Note include failure to make required payments, the entry of a $100,000 judgment not stayed within 30 days, breach of representations or covenants under the transaction documents, various events associated with insolvency or failure to pay debts, delisting of the Common Stock, a restatement of financial statements and a default under certain other agreements.  In the event of default, the interest rate under the April 2015 Note increases to 18% and the April 2015 Note becomes callable at a premium.  In addition, Inter-Mountain has all remedies under law and equity.

As part of the debt financing, Inter-Mountain also received a warrant (the “Warrant”) to purchase up to an aggregate of 194,118 shares of Common Stock.  The Warrant has an exercise price of $0.85 per share and expires on April 30, 2020. The Warrant includes a standard net cashless exercise provision and provisions requiring proportionate adjustments in connection with a recapitalization transaction.

As part of the debt financing, we entered into a Registration Rights Agreement whereby we agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement no later than May 11, 2015 and to cause such registration statement to be declared effective no later than 120 after the closing date and to keep such registration statement effective for a period of no less than 180 days.  In accordance with our obligations under the Registration Rights Agreement, we filed with the SEC a registration statement that was declared effective on June 4, 2015.  Such registration statement ceased to be effective in April 2016.

On January 11, 2016, we executed a Waiver Agreement with Inter-Mountain.  The Waiver Agreement relates to the April 2015 Note and our failure to make the installment payment under the April 2015 Note due in November 2015 on a timely basis.  Subsequent installment payments with respect to 2015 and 2016 have all been made on a timely basis.  Under the terms of the Waiver Agreement, we agreed to remit the November 2015 installment payment of $45,000 in cash and to pay Inter-Mountain an accommodation fee of $25,000, with the accommodation fee being added to the outstanding loan balance.

Using specific guidelines in accordance with U.S. GAAP, we allocated the value of the proceeds received to the promissory note and to the warrant on a relative fair value basis.  We calculated the fair value of the warrant issued with the debt instrument using the Black-Scholes valuation method, using the same assumptions used for valuing employee stock options, except the contractual life of the warrant was used. Using the effective interest method, the allocated fair value of the warrant was recorded as a debt discount and is being amortized over the expected term of the promissory note to interest expense.

Information relating to the April 2015 Note is as follows:

					As of June 30, 2016
Transaction	Initial Principal Amount	Interest Rate	Maturity Date	Conversion Price (1)	Principal Balance	Unamortized Debt Discount	Unamortized Debt Issuance Costs	Carrying Value
April 2015 Note	$550,000	10.0%	08/12/2016		$125,000	$6,003	$4,269	$114,728
Total	$550,000				$125,000	$6,003	$4,269	$114,728

(1)
As part of the April 2015 Note, at our option, subject to certain volume, price and other conditions, the monthly installments of principle and interest due under the April 2015 Note may be paid in whole, or in part, in cash or in Common Stock.  If the monthly installments are paid in Common Stock, such shares being issued will be based on a price that is 80% of the average of the three lowest volume weighted average prices of the shares of Common Stock during the preceding twenty trading days.  The percentage declines to 70% if the average of the three lowest volume weighted average prices of the shares of Common Stock during the preceding twenty trading days is less than $0.05 per share.

For the six months ended June 30, 2016, we have remitted five installment payments in cash totaling $225,000 and have remitted one installment payment by issuing 694,056 shares of Common Stock for principal and interest due under the April 2015 Note.

The future minimum payments relating to the April 2015 Note, as of June 30, 2016, are as follows:

	Payments Due By Period
Transaction	Total	2016	2017		2018		2019		2020
April 2015 Note	$125,000	$125,000	$	---	$	---	$	---	$	---
Total	$125,000	$125,000	$	---	$	---	$	---	$	---

The amount of interest cost recognized from our promissory note was $4,747 and $11,764 for the three months ended June 30, 2016 and 2015, respectively, and $12,973 and $11,764 for the six months ended June 30, 2016 and 2015, respectively.

The amount of debt discount amortized from our promissory note was $12,997 and $11,035 for the three months ended June 30, 2016 and 2015, respectively, and $26,012 and $11,035 for the six months ended June 30, 2016 and 2015, respectively.

The amount of debt issuance costs amortized from our promissory note was $9,290 and $8,103 for the three months ended June 30, 2016 and 2015, respectively, and $18,658 and $8,103 for the six months ended June 30, 2016 and 2015, respectively.

NOTE 11.	EQUITY TRANSACTIONS

Common Stock Transaction

March 2016 Offering

On March 29, 2016, we entered into a Stock Purchase Agreement with fifteen investors for the offer and sale of 25,245,442 shares of Common Stock and warrants to purchase an additional 25,245,442 shares of Common Stock at a purchase price of $0.0713 per unit, with each unit consisting of one share and one warrant to purchase Common Stock, for an aggregate purchase price of $1,800,000 (the “March 2016 Offering).  The issue price of the shares sold was based on a 10% discount to the average closing price between March 7, 2016 and March 11, 2016 and the warrant exercise price was based on a 10% premium to the same average closing price.  The warrants have an exercise price of $0.0871 per share and a five-year term.  The warrants also include cashless exercise provisions and a “full ratchet” anti-dilution provision under which the exercise price of such warrants resets to any lower sales price at which the Company offers or sells Common Stock or Common Stock equivalents for one year (subject to standard exceptions).

The March 2016 Offering resulted in gross proceeds of $1,800,000, of which $1,439,000 was received in March 2016 and $361,000 was received in April 2016.  As part of the offering expenses, we paid to a European placement agent a referral fee of $29,000 which is equal to 10% of the gross proceeds, provided that the investors referred by such placement agent were not U.S. Persons and were solicited outside the United States.

Purchasers in the March 2016 Offering include Michael I. Sacks ($1,000,000), the father of Bradley J. Sacks, the Chairman of our Board of Directors, Centric Capital Ventures, LLC ($19,000), an investment entity controlled by Bradley J. Sacks, Terrance K. Wallberg ($50,000), our Vice President and Chief Financial Officer, and Daniel G. Moro ($10,000), our Vice President of Polymer Drug Delivery.

NOTE 12.	STOCKHOLDERS’ EQUITY

Common Stock

As of June 30, 2016, we had 62,974,431 shares of Common Stock issued and outstanding.  For the three months ended June 30, 2016, we did not issue any shares of Common Stock.

Preferred Stock

As of June 30, 2016, we had no shares of Series A Preferred Stock (the “Series A Shares”) issued and outstanding.  For the three months ended June 30, 2016, we did not issue or redeem any Series A Shares.

Warrants

The following table summarizes the warrants outstanding and the number of shares of Common Stock subject to exercise as of June 30, 2016 and the changes therein during the six months then ended:

	Number of Shares of Common Stock Subject to Exercise	Weighted – Average Exercise Price
Balance as of December 31, 2015	1,774,193	$0.77
Warrants issued	25,245,442	$0.09
Warrants exercised	---	---
Warrants cancelled	(35,000)	$1.20
Balance as of June 30, 2016	26,984,635	$0.13

For the three months ended June 30, 2016, we did not issue any warrants to purchase our Common Stock.

Of the warrant shares subject to exercise as of June 30, 2016, expiration of the right to exercise is as follows:

Date of Expiration	Number of Warrant Shares of Common Stock Subject to Expiration
July 16, 2016	116,667
July 28, 2016	34,722
December 24, 2016	653,686
March 14, 2018	660,000
January 15, 2019	80,000
April 30, 2020	194,118
March 30, 2021	25,245,442
Total	26,984,635

NOTE 13.	EARNINGS PER SHARE

Basic and Diluted Net Loss Per Share

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 260, Earnings per Share, basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period.  Diluted earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period, increased to include potential dilutive common shares.  The effect of outstanding stock options, restricted vesting Common Stock, convertible debt, convertible preferred stock, and warrants, when dilutive, is reflected in diluted earnings (loss) per common share by application of the treasury stock method.  We have excluded all outstanding stock options, restricted vesting Common Stock, convertible debt, convertible preferred stock, and warrants from the calculation of diluted net loss per common share because all such securities are antidilutive for all periods presented.

Shares used in calculating basic and diluted net loss per common share exclude these potential common shares as of June 30, 2016 and December 31, 2015:

	June 30, 2016	December 31, 2015
Warrants to purchase Common Stock	26,984,635	1,774,193
Stock options to purchase Common Stock	714,571	1,664,573
Common stock issuable upon the assumed conversion of payments due under our promissory note from April 2015 (1)	2,101,759	1,934,718
Total	29,800,965	5,373,484

(1)
As part of the April 2015 Note, at our option, subject to certain volume, price and other conditions, the monthly installments of principle and interest due under the April 2015 Note may be paid in whole, or in part, in cash or in Common Stock.  If the monthly installments are paid in Common Stock, such shares being issued will be based on a price that is 80% of the average of the three lowest volume weighted average prices of the shares of Common Stock during the preceding twenty trading days.  The percentage declines to 70% if the average of the three lowest volume weighted average prices of the shares of Common Stock during the preceding twenty trading days is less than $0.05 per share.  For the purposes of this Table, we have assumed that all outstanding monthly installments of principal and interest will be paid in Common Stock based on a price of $0.06 per share (80% of the average of the three lowest volume weighted average prices of the shares of Common Stock during the preceding twenty trading days prior to June 30, 2016), subject to certain ownership limitations.

NOTE 14.	SHARE BASED COMPENSATION

The Company’s share-based compensation plan, the 2006 Equity Incentive Plan, as amended (“Equity Incentive Plan”), is administered by the compensation committee of the Board of Directors (“Board”), which selects persons to receive awards and determines the number of shares subject to each award and the terms, conditions, performance measures and other provisions of the award.

Our Board did not grant any incentive stock option awards to executives or employees or any nonstatutory stock option awards to directors or non-employees for the three and six months ended June 30, 2016 and 2015, respectively.

We account for share-based compensation under FASB ASC Topic 718, Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, consultants, and directors based on estimated fair values of the award on the grant date.  We use the Black-Scholes option-pricing model to estimate the fair value of share-based awards.

Stock Options (Incentive and Nonstatutory)

The following table summarizes share-based compensation related to stock options for the three and six months ended June 30:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Research and development	$323	$18,819	$8,993	$37,431
Selling, general and administrative	17,825	51,019	37,022	107,755
Total share-based compensation expense	$18,148	$69,838	$46,015	$145,186

At June 30, 2016, the balance of unearned share-based compensation to be expensed in future periods related to unvested stock option awards, as adjusted for expected forfeitures, is approximately $45,000.  The period over which the unearned share-based compensation is expected to be recognized is approximately fifteen months.

The following table summarizes the stock options outstanding and the number of shares of Common Stock subject to exercise as of June 30, 2016 and the changes therein during the six months then ended:

	Stock Options	Weighted Average Exercise Price per Share
Outstanding as of December 31, 2015	1,664,573	$1.73
Granted	---	---
Forfeited/cancelled	(950,002)	$1.27
Exercised	---	---
Outstanding as of June 30, 2016	714,571	$2.35

The following table presents the stock option grants outstanding and exercisable as of June 30, 2016:

Options Outstanding			Options Exercisable
Stock Options Outstanding	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life in Years	Stock Options Exercisable	Weighted Average Exercise Price per Share
422,500	$0.33	6.7	322,500	$0.33
240,000	1.15	8.2	75,000	1.15
52,071	24.20	1.1	52,071	24.20
714,571	$2.35	6.8	449,571	$3.23

Summary of Plans

2006 Equity Incentive Plan

In March 2006, our Board adopted and our stockholders approved our Equity Incentive Plan, which initially provided for the issuance of up to 133,333 shares of our Common Stock pursuant to stock option and other equity awards.  At the annual meetings of the stockholders held on May 8, 2007, December 17, 2009, June 15, 2010, June 14, 2012, June 13, 2013, and on June 5, 2014, our stockholders approved amendments to the Equity Incentive Plan to increase the total number of shares of Common Stock issuable under the Equity Incentive Plan pursuant to stock options and other equity awards by 266,667 shares, 200,000 shares, 200,000 shares, 400,000 shares, 600,000 shares, and 1,000,000 shares, respectively, to a total of 2,800,000 shares.

In December 2006, we began issuing stock options to employees, consultants, and directors.  The stock options issued generally vest over a period of one to four years and have a maximum contractual term of ten years.  In January 2007, we began issuing restricted stock awards to our employees.  Restricted stock awards generally vest over a period of six months to five years after the date of grant.  Prior to vesting, restricted stock awards do not have dividend equivalent rights, do not have voting rights and the shares underlying the restricted stock awards are not considered issued and outstanding.  Shares of Common Stock are issued on the date the restricted stock awards vest.

As of June 30, 2016, we had granted options to purchase 2,061,167 shares of Common Stock since the inception of the Equity Incentive Plan, of which 714,571 were outstanding at a weighted average exercise price of $2.35 per share, and we had granted awards for 68,616 shares of restricted stock since the inception of the Equity Incentive Plan, of which none were outstanding.  As of June 30, 2016, there were 2,015,983 shares that remained available for future grants under our Equity Incentive Plan.

NOTE 15.	FAIR VALUE MEASUREMENTS

In accordance with FASB ASC Topic 820, Fair Value Measurements, (“ASC Topic 820”) certain assets and liabilities of the Company are required to be recorded at fair value.  Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants.  The guidance in ASC Topic 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on our market assumptions.  Unobservable inputs require significant management judgment or estimation.  In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy.  In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement.  Such determination requires significant management judgment.

The three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

Level 1	—	Valuations based on quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	—
Valuations based on observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3	—	Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements.  We review the fair value hierarchy classification on a quarterly basis.  Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Our financial instruments, including cash, cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.  We believe that the carrying value of our promissory note payable balances approximates fair value based on a valuation methodology using the income approach and a discounted cash flow model.

The following table summarizes the fair value of our financial instruments at June 30, 2016 and December 31, 2015.

Description	June 30, 2016	December 31, 2015
Liabilities:
Promissory note – April 2015	$125,000	$370,000

Our financial instruments, including cash, cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.  We believe that the carrying value of our other receivable and convertible note payable balances approximates fair value based on a valuation methodology using the income approach and a discounted cash flow model.

NOTE 16.	INCOME TAXES

There was no current federal tax provision or benefit recorded for any period since inception, nor were there any recorded deferred income tax assets, as such amounts were completely offset by valuation allowances.

NOTE 17.	COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 31, 2006 we entered into a lease agreement for office and laboratory space in Addison, Texas.  The lease commenced on April 1, 2006 and originally continued until April 1, 2013.  The lease required a minimum monthly lease obligation of $9,330, which was inclusive of monthly operating expenses, until April 1, 2011 and at such time increased to $9,776, which was inclusive of monthly operating expenses.  On February 22, 2013, we executed an Amendment to Lease Agreement (the “Lease Amendment”) that renewed and extended our lease until March 31, 2015.  The Lease Amendment required a minimum monthly lease obligation of $9,193, which was inclusive of monthly operating expenses, until March 31, 2014 and at such time, increased to $9,379, which was inclusive of monthly operating expenses.  On March 17, 2015, we executed a Second Amendment to Lease Agreement (the “Second Amendment”) that renewed and extended our lease until March 31, 2018.  The Second Amendment requires a minimum monthly lease obligation of $9,436, which is inclusive of monthly operating expenses.

On December 10, 2010 we entered into a lease agreement for certain office equipment that commenced on February 1, 2011 and continued until February 1, 2015 and required a minimum lease obligation of $744 per month.  On January 16, 2015 we entered into a new lease agreement for certain office equipment.  The new office equipment lease, that commenced on February 1, 2015 and continues until February 1, 2018, requires a minimum lease obligation of $551 per month.

The future minimum lease payments under the 2015 office lease and the 2015 equipment lease are as follows as of June 30, 2016:

Calendar Years	Future Lease Expense
2016 (Six months)	$59,920
2017	119,840
2018	28,858
2019	---
2020	---
Total	$208,618

Rent expense for our operating leases amounted to $30,571 and $29,837 for the three months ended June 30, 2016 and 2015, respectively, and $60,531 and $61,002 for the six months ended June 30, 2016 and 2015, respectively.

Indemnification

In the normal course of business, we enter into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. Our exposure under these agreements is unknown because it involves claims that may be made against us in the future, but have not yet been made. To date, we have not paid any claims or been required to defend any action related to our indemnification obligations. However, we may record charges in the future as a result of these indemnification obligations.

In accordance with our restated articles of incorporation and our amended and restated bylaws, we have indemnification obligations to our officers and directors for certain events or occurrences, subject to certain limits, while they are serving at our request in their respective capacities. There have been no claims to date and we have a director and officer insurance policy that enables us to recover a portion of any amounts paid for future potential claims. We have also entered into contractual indemnification agreements with each of our officers and directors.

Related Party Transactions and Concentration

On January 17, 2013, the Board of Directors of the Company appointed Helmut Kerschbaumer and Klaus Kuehne to each serve as a director of the Company.

During 2015, Mr. Kerschbaumer served as a director of Altrazeal Trading GmbH, Altrazeal AG, and Melmed Holding AG (collectively, the “Altrazeal Distributors”) and Mr. Kuehne served as a director of Altrazeal AG.  In such capacities, Mr. Kerschbaumer may have been considered, either singularly or collectively, to have had control of, and make investment and business decisions on behalf of, the Altrazeal Distributors and Mr. Kuehne may be considered, either singularly of collectively, to have had control of, and make investment and business decisions on behalf of, Altrazeal AG.

As a result of the Altrazeal Termination Agreement in December 2015, Altrazeal Trading GmbH and Melmed Holding AG ceased to be product distributors for the Company.

As a result of the breaches in March and April 2016 by Altrazeal AG in the ELSA, we believe that the ELSA has been cancelled and Altrazeal AG has ceased to be a product distributor for the Company.

Each of Mr. Kerschbaumer and Mr. Kuehne are managing directors of ORADISC GmbH and in such capacities may be considered, either singularly or collectively, to have control of, and make investment and business decisions on behalf of the ORADISC GmbH.  In April 2016, Mr. Kerschbaumer and Mr. Kuehne each resigned as a managing director of ORADISC GmbH.

In October 2012, we executed a License and Supply Agreement with ORADISC GmbH for the marketing of applications of our OraDisc™ erodible film technology for dental applications including benzocaine (OraDisc™ B), re-mineralization dental strips, fluoride dental strips, long-acting breath freshener, Amlexanox (OraDisc™ A).  We also granted to ORADISC GmbH a twenty-four month option to utilize the OraDisc™ erodible film technology for drug delivery for migraine, nausea and vomiting, cough and cold, and pain.  In January 2015, the initial twenty-four month option period to utilize the OraDisc™ erodible film technology by ORADISC GmbH was extended until December 31, 2015.  In addition, this option expanded the applications for use to include anti-psychotics, neurologic products, and actives for the treatment of erectile dysfunction.  On December 30, 2015, we received notice from ORADISC GmbH of their exercise of the option.  We informed ORADISC GmbH that under the terms of the option, the right to use the OraDisc™ erodible film technology expired on December 31, 2015.  In March 2016, we also provided ORADISC GmbH with a notice identifying certain breaches in the License and Supply Agreement with ORADISC GmbH.  As a result of the breaches by ORADISC GmbH in the License and Supply Agreement, the License and Supply Agreement has been terminated in accordance with its terms and ORADISC GmbH has ceased to be a product distributor for the Company.  Since delivering the termination notice to ORADISC GmbH we have not had any communication from ORADISC GmbH with respect to the License and Supply Agreement.

For the six months ended June 30, 2016 and 2015, the Company recorded revenues, in approximate numbers, of nil and $527,000, respectively, with the various Altrazeal Distributors, which represented 0% and 95% of our total revenues.  As of June 30, 2016 and December 31, 2015, Altrazeal Distributors had an outstanding net accounts receivable, in approximate numbers, of nil and $3,000, respectively, which represented 0% and 3% of our net outstanding accounts receivables.

License Purchase and Termination Agreement

On December 24, 2015, we entered into and closed the transaction contemplated by a License Purchase and Termination Agreement (the “Altrazeal Termination Agreement”) with Altrazeal Trading and.  The Altrazeal Termination Agreement relates to the License and Supply Agreement dated January 11, 2012 (the “Altrazeal License”), under which Altrazeal Trading and its affiliates were authorized by the Company to distribute our Altrazeal® wound care product in the European Union, Australia, New Zealand, Middle East (excluding Jordan and Syria), North Africa, Albania, Bosnia, Croatia, Kosovo, Macedonia, Montenegro, and Serbia.  Under the Altrazeal Termination Agreement, the Altrazeal License was assigned to the Company thereby effecting its termination and the Company’s 25% ownership interest in Altrazeal Trading was cancelled.   In addition, the Company assumed from Altrazeal Trading and certain affiliated entities rights and future obligations under sub-distribution agreements in numerous territories within the scope of the Altrazeal License and related consulting agreements.

Under the terms of the Altrazeal Termination Agreement, we agreed to pay to Altrazeal Trading a net transfer fee of €1,570,271 and to pay IPMD a transfer fee of €703,500.  The net transfer fee to Altrazeal Trading includes adjustments for amounts owed by Altrazeal Trading to the Company.  The Company paid the net transfer fee (a) to Altrazeal Trading by means of the issuance of 4,441,606 shares of Common Stock together with warrants to purchase 444,161 shares of Common Stock and (b) to IPMD by means of the issuance of 2,095,241 shares of Common Stock, together with warrants to purchase 209,525 shares of Common Stock.  The warrants have an exercise price of $0.68 per share and a term of one-year.

Altrazeal Trading also agreed to return inventory of Altrazeal® blisters held in its possession in an amount up to €88,834 (“Inventory Payment”).  To the extent Altrazeal Trading does not return the entire inventory, we may deduct from the Inventory Payment €4.20 per Altrazeal® blister not returned in usable condition.  We are currently in the process of confirming with Altrazeal Trading the actual number of Altrazeal® blisters to be returned.

Under the Altrazeal Termination Agreement, we also agreed to file within twenty (20) days of closing a registration statement registering the resale of 2,500,000 shares of Common Stock issued under the Altrazeal Termination Agreement and to use all commercially reasonable efforts to cause such registration Statement to become effective.  In accordance with our obligations under the Altrazeal Termination Agreement, we filed with the SEC a registration statement that was declared effective on February 16, 2016.  We are required to keep the registration statement effective at all times with respect to such 2,500,000 shares, other than permitted suspension periods, until the earliest of (i) June 24, 2016, (ii) the date when Altrazeal Trading and IPMD may sell all of the registered shares under Rule 144 under the Securities Act without volume limitations, or (iii) the date when Altrazeal Trading and IPMD no longer owns any of the registered shares.

In connection with the Altrazeal Termination Agreement, we also entered into a Mutual Termination and Release Agreement, dated December 24, 2015, for the purpose of terminating the Binding Term Sheet dated May 12, 2015 with Altrazeal Trading and Firnron LTD (the “Term Sheet”).  Under the Term Sheet, it was contemplated that the Company would acquire all of the remaining equity interests in Altrazeal Trading.

Related Party Obligations

Since 2011, our named executive officers and certain key executives have temporarily deferred portions of their compensation as part of a plan to conserve and manage the Company’s cash and financial resources.

As of June 30, 2016, the following table summarizes the Company’s obligation for compensation temporarily deferred by our employees.

Name	2016		2015	2014 – 2011	Total
Kerry P. Gray (1) (2) (3) (4)	$	---	$275,153	$150,000	$425,153
Terrance K. Wallberg		(33,540)	53,540	---	20,000
Other employees		(54,871)	54,871	---	---
Total		$(88,411)	$383,564	$150,000	$445,153

(1)	On November 19, 2015, Mr. Gray resigned as the Company’s President and Chief Executive Officer and on February 18, 2016 resigned as a director for the Company.
(2)
During 2015, Mr. Gray temporarily deferred compensation of $275,153 which consisted of $51,770 earned as salary compensation for his duties as President of the Company, $186,083 for his duties as Chairman of the Executive Committee of the Company’s Board of Directors, and $37,300 as a temporary advance of working capital.

(3)
During 2014, Mr. Gray temporarily deferred compensation of $150,000 which consisted of $62,500 earned as salary compensation for his duties as President of the Company and $87,500 for his duties as Chairman of the Executive Committee of the Company’s Board of Directors.  During 2014, Mr. Gray was also repaid $269,986 of temporarily deferred compensation, of which $100,000 was used by Mr. Gray for funding required pursuant to a Securities Purchase Agreement, dated March 14, 2013 (the “March 2013 Offering”).  Prior to 2014, over a three year period Mr. Gray temporarily deferred, at various times, aggregate compensation of $582,486 and during the same time period was also repaid $312,500 of temporarily deferred compensation, of which $300,000 was used by Mr. Gray for funding required pursuant to the March 2013 Offering.

(4)	The Company is asserting in a dispute with Mr. Gray that amounts recorded as being owed to Mr. Gray are not in fact owed to Mr. Gray or are offset by amounts Mr. Gray owes to the Company.

As of June 30, 2016, the Company’s obligation for temporarily deferred compensation was $445,153 of which $171,570 was included in accrued liabilities and $273,583 was included in accounts payable, respectively.

As of December 31, 2015, the Company’s obligation for temporarily deferred compensation was $533,564 of which $259,981 was included in accrued liabilities and $273,583 was included in accounts payable, respectively.

Contingent Milestone Obligations

We are subject to paying Access Pharmaceuticals, Inc. (“Access”) for certain milestones based on our achievement of certain annual net sales, cumulative net sales, and/or our having reached certain defined technology milestones including licensing agreements and advancing products to clinical development.  As of June 30, 2016, the future milestone obligations that we are subject to paying Access, if the milestones related thereto are achieved, total $4,750,000.  Such milestones are based on total annual sales of 20 and 40 million dollars of certain products, annual sales of 20 million dollars of any one certain product, and cumulative sales of such products of 50 and 100 million dollars.

On March 7, 2008, we terminated the license agreement with ProStrakan Ltd. for Amlexanox-related products in the United Kingdom and Ireland.  As part of the termination, we agreed to pay ProStrakan Ltd. a royalty of 30% on any future payments received by us from a new licensee in the United Kingdom and Ireland territories, up to a maximum of $1,400,000.  On November 17, 2008, we entered into a licensing agreement for Amlexanox-related product rights to the United Kingdom and Ireland territories with MEDA AB.

NOTE 18.	LEGAL PROCEEDINGS

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on the results of our operations or financial position. There are no material proceedings to which any director, officer or any of our affiliates, any owner of record or beneficially of more than five percent of any class of our voting securities, or any associate of any such director, officer, our affiliates, or security holder, is a party adverse to us or our consolidated subsidiary or has a material interest adverse thereto; however, one or more events may lead to a formal dispute or proceeding in the future.

On May 17, 2016, we provided KunWha Pharmaceutical Co., Ltd with a notice identifying certain breaches in the License and Supply Agreement, dated June 2, 2008.  KunWha Pharmaceutical Co., Ltd failed to remedy the breaches within 30 (thirty) days of receiving our notice and therefore we believe that the License and Supply Agreement has been cancelled.

On May 17, 2016, we provided Jiangxi Aiqilin Pharmaceuticals Group with a notice identifying certain breaches in the License and Supply Agreement, dated June 28, 2010.  Jiangxi Aiqilin Pharmaceuticals Group failed to remedy the breaches within 30 (thirty) days of receiving our notice and therefore we believe that the License and Supply Agreement has been cancelled.

On May 17, 2016, we provided Novartis Animal Health Inc. with a notice identifying certain breaches in the Distribution Agreement, dated August 23, 2010.  In July 2016, we received confirmation from Novartis Animal Health Inc. that the Distribution Agreement has been cancelled.

In late March 2016, we provided Altrazeal AG with a notice identifying certain breaches in the Exclusive License and Supply Agreement, dated September 30, 2013 (the “ELSA”).  On or about March 24, 2016, we learned that Altrazeal AG had commenced an insolvency proceeding in Switzerland and immediately sent an additional notice of termination referencing the insolvency.  On or about April 18, 2016, we have learned that the insolvency petition filed by Altrazeal AG in Switzerland has been accepted by the court and an administrator is to be appointed.  As a result of the breaches by Altrazeal AG in the ELSA, we believe that the ELSA has been cancelled.  As a result of the accepted insolvency petition, we believe that our ownership interest in Altrazeal AG is deemed to be worthless and certain net accounts receivables with Altrazeal AG are uncollectible.

In March 2016, we learned that insolvency proceedings have been initiated with an Austrian commercial court with respect to IPMD GmbH and that one of its affiliated operating entities, ORADISC GmbH, might be affected by such insolvency proceeding filing.  Recently, we were informed that the insolvency application was opposed with various parties taking opposing views and that these legal proceedings continue to evolve.  We continue to evaluate our position with respect to IPMD GmbH and ORADISC GmbH.

In October 2012, we executed a License and Supply Agreement with ORADISC GmbH for the marketing of applications of our OraDisc™ erodible film technology for dental applications including benzocaine (OraDisc™ B), re-mineralization dental strips, fluoride dental strips, long-acting breath freshener, Amlexanox (OraDisc™ A).  We also granted to ORADISC GmbH a twenty-four month option to utilize the OraDisc™ erodible film technology for drug delivery for migraine, nausea and vomiting, cough and cold, and pain.  In January 2015, the initial twenty-four month option period to utilize the OraDisc™ erodible film technology by ORADISC GmbH was extended until December 31, 2015.  In addition, this option expanded the applications for use to include anti-psychotics, neurologic products, and actives for the treatment of erectile dysfunction.  On December 30, 2015, we received notice from ORADISC GmbH of their exercise of the option.  We informed ORADISC GmbH that under the terms of the option, the right to use the OraDisc™ erodible film technology expired on December 31, 2015.  In March 2016, we also provided ORADISC GmbH with a notice identifying certain breaches in the License and Supply Agreement with ORADISC GmbH.  As a result of the breaches by ORADISC GmbH in the License and Supply Agreement, the License and Supply Agreement has been terminated in accordance with its terms and ORADISC GmbH has ceased to be a product distributor for the Company.  Since delivering the termination notice to ORADISC GmbH we have not had any communication from ORADISC GmbH with respect to the License and Supply Agreement.

NOTE 19.	SUBSEQUENT EVENTS

None.

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis together with all financial and non-financial information appearing elsewhere in this report and with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2015, referred to as our 2015 Form 10-K, which has been previously filed with the Securities and Exchange Commission on March 30, 2016, including the risk factors set forth therein.  In addition to historical information, the following discussion and other parts of this report contain forward-looking information that involves risks and uncertainties.  Our actual results will differ, and could differ materially, from those anticipated by such forward-looking information due to competitive factors and other risks discussed in our 2015 Form 10-K under “Risks Associated with our Business”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 10-Q (including documents incorporated by reference) (this “Report”) and other written and oral statements the Company makes from time to time contain certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can identify these forward-looking statements by the fact that they use words such as “should”, “expect”, “anticipate”, “estimate”, “target”, “may”, “project”, “guidance”, “will”, “intend”, “plan”, “believe” and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts.  Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, the Company’s goals, plans and projections regarding its financial position, statements indicating that the Company has cash and cash equivalents sufficient to fund our operations in the future, statements regarding expected cash flows, market position, product development, product approvals, increases in revenue, expense levels, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings, acquisitions, and financial results, which are based on current expectations that involve inherent risks and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years.

No assurance can be given that any goal or plan set forth in forward-looking statements can be achieved, and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made.  We undertake no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

Business Overview

ULURU Inc. (together with our subsidiaries, “we”, “our”, “us”, “ULURU”, or the “Company”) is a Nevada corporation.  We are a specialty pharmaceutical company committed to developing and commercializing a range of innovative wound care and muco-adhesive film products based on our patented Nanoflex® and OraDiscTM technologies, with the goal of improving outcomes for patients, health care professionals, and health care payers.

Our strategy is twofold:

▪
Establish a market leadership position in wound management by developing and commercializing a customer focused portfolio of innovative wound care products based on our Nanoflex® technology to treat the various phases of wound healing; and

▪	Develop our oral muco-adhesive film technology (OraDiscTM) for systemic drug delivery and for delivery of actives to the oral cavity.

Utilizing our technologies, three of our products have been approved for marketing in various global markets.  In addition, additional products may be developed utilizing our patented Nanoflex® and OraDiscTM technologies.

▪
Altrazeal® Transforming Powder Dressing, based on our Nanoflex® technology, has the potential to change the way health care providers approach their treatment of wounds.  Launched in September 2008, the product is indicated for both exuding acute wounds such as partial thickness burns, donor sites, non-healing surgical wounds, and trauma and for chronic wounds such as venous leg ulcers, diabetic foot ulcers, and pressure ulcers;

▪	Aphthasol® is a drug approved by the FDA for the treatment of canker sores; and
▪	OraDisc™ A was developed as an improved drug delivery system for the treatment of canker sores.

Recently, we have developed a series of operational plans to enhance and streamline the business:

▪	We have embarked on a plan to consolidate operations of disparate affiliates to remove inefficiency and align interests;
▪	We completed the acquisition of the European, Middle East and Australian marketing and distribution rights for Altrazeal® from Altrazeal Trading GmbH and its affiliates;
▪
As a result of a breach by Altrazeal AG of its obligations under our licensing agreement, we currently do not have a direct distributor acting on our behalf in the territories previously covered by the AG Agreement, which included Africa (markets not already licensed), Latin America, Georgia, Turkmenistan, Ukraine, the Commonwealth of Independent States, Jordan, Syria, Asia and the Pacific (excluding China, Hong Kong, Macau, Taiwan, South Korea, Japan, Australia, and New Zealand).   We now have the opportunity to potentially form direct relationships with sub-distributors in the territories previously covered by the AG Agreement for the purpose of accepting orders directly from, and fulfilling orders directly to, such sub-distributors;

▪	We have determined that creating a product roadmap with line extensions is necessary to respond to market interest in Altrazeal®;
▪
As a result of a breach by ORADISC GmbH of its obligations under our licensing agreement, we have regained control of all of the OraDisc™ rights and we have the opportunity to develop and commercialize products utilizing our OraDisc™ film technology ourselves or together with other partners;

▪	We have implemented a plan to restructure our operations to improve efficiency and reduce cost, including production, distribution, and administration costs;
▪	We are undertaking efforts to stimulate sales and enhance marketing; and
▪	We have developed a new plan to streamline regulatory activity to expedite new market entry.

Recent Developments

Product Distribution

One of our primary international distributors, Altrazeal AG, breached certain material terms and conditions of our license and supply agreement with them including provisions related to timely payment of amounts owed.  Given the uncertainty of collecting payment for any product shipments to territories previously controlled by Altrazeal AG, the Company felt it prudent to delay product shipments to these territories until such time as credit can be established with a new licensee or direct relationships can be formed with existing sub-distributors.  As a result, pending orders for Altrazeal® totaling approximately $86,000 were placed on credit hold and were not shipped during the first or second quarter of 2016. The Company had previously disclosed that Altrazeal AG had initiated insolvency proceedings and that, given the various breaches in the license and supply agreement between the parties, the agreement was cancelled.  As a result, the rights for Altrazeal in all markets previously serviced by Altrazeal AG have reverted back to the Company.

On May 17, 2016, we provided notices to KunWha Pharmaceutical Co., Ltd, and Jiangxi Aiqilin Pharmaceuticals Group, identifying certain breaches in each of their respective product distribution agreements.  Each distributor failed to remedy the breaches within 30 days of receiving our notice and therefore we believe that each of the product distribution agreements has been cancelled.  On May 17, 2016, we also provided Novartis Animal Health Inc. with a notice identifying certain breaches in the Distribution Agreement, dated August 23, 2010.  In July 2016, we received confirmation from Novartis Animal Health Inc. that the Distribution Agreement has been cancelled.  We are currently evaluating the prospect of appointing a new marketing partner for each of these territories.

Common Stock Transaction

March 2016 Offering

On March 29, 2016, we entered into a Stock Purchase Agreement with fifteen investors for the offer and sale of 25,245,442 shares of Common Stock and warrants to purchase an additional 25,245,442 shares of Common Stock at a purchase price of $0.0713 per unit, with each unit consisting of one share and one warrant to purchase Common Stock, for an aggregate purchase price of $1,800,000 (the “March 2016 Offering).  The issue price of the shares being sold was based on a 10% discount to the average closing price between March 7, 2016 and March 11, 2016 and the warrant exercise price was based on a 10% premium to the same average closing price.  The warrants have an exercise price of $0.0871 per share and a five-year term.  The warrants also include cashless exercise provisions and a “full ratchet” anti-dilution provision under which the exercise price of such warrants resets to any lower sales price at which the Company offers or sells Common Stock or Common Stock equivalents for one year (subject to standard exceptions).

The March 2016 Offering resulted in gross proceeds of $1,800,000, of which $1,439,000 was received in March 2016 and $361,000 was received in April 2016.  As part of the offering expenses, we paid to a European placement agent a referral fee of $29,000 which is equal to 10% of the gross proceeds, provided that the investors referred by such placement agent are not U.S. Persons and were solicited outside the United States.

Purchasers in the March 2016 Offering included Michael I. Sacks ($1,000,000), the father of Bradley J. Sacks, the Chairman of our Board of Directors, Centric Capital Ventures, LLC ($19,000), an investment entity controlled by Bradley J. Sacks, Terrance K. Wallberg ($50,000), our Vice President and Chief Financial Officer, and Daniel G. Moro ($10,000), our Vice President of Polymer Drug Delivery.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to continue to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing and amount of payments received pursuant to our current and future collaborations, and the progress and timing of expenditures related to our development and commercialization efforts. Due to these fluctuations, we believe that the period-to-period comparisons of our operating results may not be a good indication of our future performance.

Comparison of the three months ended June 30, 2016 and 2015

Total Revenues

Revenues were approximately $264,000 for the three months ended June 30, 2016, as compared to revenues of approximately $259,000 for the three months ended June 30, 2015, and were composed of, in approximate amounts, licensing fees of $260,000 from Altrazeal® and OraDisc™ licensing agreements and product sales of $4,000 for Altrazeal®.

The net increase of $5,000 in revenues is primarily attributable to the recognition of unamortized licensing fees of approximately $253,000 related to the cancellation of distribution agreements with two distributors; KunWha Pharmaceutical Co., and Jiangxi Aiqilin Pharmaceuticals Group; which is offset by a decrease of approximately $239,000 in Altrazeal® product sales as territories in Europe and the Middle East have not generated product orders consistent with prior year and one of our international distributors, Altrazeal AG, breached material terms and conditions of the ELSA, including provisions related to timely payment of amounts owed.  Given the uncertainty of collecting payment for any product shipments to territories previously controlled by Altrazeal AG, we felt it prudent to delay product shipments to these territories until such time as credit can be established with a new licensee or direct relationships can be formed with existing sub-distributors.

The recognition of unamortized licensing fees is based upon the cancellation of the distribution agreements and that there are no further performance standards that are required by the Company under each distribution agreement.  The Company originally received a licensing payment from KunWha Pharmaceutical Co. of $50,000 in June 2008 and received licensing payments from Jiangxi Aiqilin Pharmaceuticals Group of $250,000 and $100,000 in June 2010 and September 2011, respectively.

Costs and Expenses

Cost of Goods Sold

Cost of goods sold for the three months ended June 30, 2016 and 2015 were approximately $500 and $81,000, respectively, and were composed entirely of costs associated with Altrazeal®.

Research and Development

Research and development expenses totaled approximately $135,000 for the three months ended June 30, 2016, including $300 in share-based compensation, compared to approximately $219,000 for the three months ended June 30, 2015, which included $19,000 in share-based compensation.  The decrease of approximately $84,000 in research and development expenses was primarily due to, in approximate numbers, a decrease of $39,000 direct research costs primarily related to consulting costs and product registration costs, and a decrease of $67,000 in scientific compensation related wage reductions by existing staff, lower head count, and lower share-based compensation.  These expense decreases were partially offset by an increase of $16,000 in regulatory consulting costs and an increase of $6,000 in miscellaneous operating costs.

The direct research and development expenses for the three months ended June 30, 2016 and 2015 were, in approximate numbers, as follows:

	Three Months Ended June 30,
Technology	2016	2015
Wound care & nanoparticle	$33,000	$71,000
OraDisc™	4,000	4,000
Aphthasol® & other technologies	---	1,000
Total	$37,000	$76,000

Selling, General and Administrative

Selling, general and administrative expenses totaled approximately $385,000 for the three months ended June 30, 2016, including $18,000 in share-based compensation, compared to approximately $495,000 for the three months ended June 30, 2015, which included $51,000 in share-based compensation.  The decrease of approximately $110,000 in selling, general and administrative expenses was primarily due to, in approximate numbers, a decrease of $64,000 in compensation as costs associated with our Interim President and Chief Executive Officer are categorized under international sales management whereas the costs for our prior President and Chief Executive Officer were categorized under compensation, a decrease of $84,000 in directors fees that is composed of a decrease of $32,000 in share-based compensation and a decrease of $52,000 in cash compensation, a decrease of $25,000 in legal costs due to the settlement of a licensing agreement dispute, a decrease of $6,000 in XBRL translation costs, and a decrease of $2,000 in property tax accruals.  These expense decreases were partially offset by, in approximate numbers, an increase of $36,000 in operating costs associated with international sales management, an increase of $22,000 in brand marketing and convention costs, an increase of $4,000 in legal fees related to our patents, and an increase of $9,000 in miscellaneous expenses.

Amortization of Intangible Assets

Amortization of intangible assets expense totaled approximately $200,000 for the three months ended June 30, 2016 as compared to approximately $118,000 for the three months ended June 30, 2015.  The expense for each period consists primarily of amortization associated with our acquired patents and licensing rights.  The increase of approximately $82,000 is attributable to the acquisition of licensing rights that occurred in December 2015.  There were no additional purchases of patents or licensing rights during the three months ended June 30, 2016 and 2015, respectively.

Depreciation

Depreciation expense totaled approximately $33,000 for the three months ended June 30, 2016 as compared to approximately $46,000 for the three months ended June 30, 2015.  The decrease of approximately $13,000 is attributable to certain equipment being fully depreciated.

Interest and Miscellaneous Income

Interest and miscellaneous income totaled approximately $500 for the three months ended June 30, 2016 as compared to approximately $70 for the three months ended June 30, 2015.

Interest Expense

Interest expense totaled approximately $44,000 for the three months ended June 30, 2016 as compared to approximately $63,000 for the three months ended June 30, 2015.  Interest expense typically includes financing costs for our insurance policies, interest costs related to regulatory fees, and interest costs and amortization of debt discount and financing costs related to debt.  The decrease of approximately $19,000 in interest expense is primarily attributable to the decreased principal balance due under the April 2015 Note with Inter-Mountain and accruals for interest expense associated with regulatory fees.

Foreign Currency Transaction Gain (Loss)

Foreign currency transaction loss totaled approximately $3,000 for the three months ended June 30, 2016 as compared to a foreign currency transaction gain of approximately $35,000 for the three months ended June 30, 2015.  The decrease of approximately $38,000 is related to fluctuations in the Euro exchange rate experienced during 2015 and 2016 and the pricing of Altrazeal® to our international distributors being denominated in Euros.

Comparison of the six months ended June 30, 2016 and 2015

Total Revenues

Revenues were approximately $373,000 for the six months ended June 30, 2016, as compared to revenues of approximately $554,000 for the six months ended June 30, 2015, and were composed of, in approximate amounts, licensing fees of $361,000 from Altrazeal® and OraDisc™ licensing agreements and product sales of $12,000 for Altrazeal®.

The net decrease of $181,000 in revenues is primarily attributable to a decrease of approximately $511,000 in Altrazeal® product sales as territories in Europe and the Middle East have not generated product orders consistent with prior year and one of our international distributors, Altrazeal AG, breached material terms and conditions of the ELSA, including provisions related to timely payment of amounts owed.  Given the uncertainty of collecting payment for any product shipments to territories previously controlled by Altrazeal AG, we felt it prudent to delay product shipments to these territories until such time as credit can be established with a new licensee or direct relationships can be formed with existing sub-distributors.  The decrease in Altrazeal® product sales was partially offset by the recognition of unamortized licensing fees of approximately $343,000 related to the cancellation of distribution agreements with three distributors; Altrazeal AG, KunWha Pharmaceutical Co., and Jiangxi Aiqilin Pharmaceuticals Group.

The recognition of unamortized licensing fees is based upon the cancellation of the distribution agreements and that there are no further performance standards that are required by the Company under each distribution agreement.  The Company originally received a licensing payment from Altrazeal AG of $125,000 in September 2013, received a licensing payment from KunWha Pharmaceutical Co. of $50,000 in June 2008, and received licensing payments from Jiangxi Aiqilin Pharmaceuticals Group of $250,000 and $100,000 in June 2010 and September 2011, respectively.

Costs and Expenses

Cost of Goods Sold

Cost of goods sold for the six months ended June 30, 2016 and 2015 were approximately $1,500 and $183,000, respectively, and were composed entirely of costs associated with Altrazeal®.

Research and Development

Research and development expenses totaled approximately $271,000 for the six months ended June 30, 2016, including $9,000 in share-based compensation, compared to approximately $423,000 for the six months ended June 30, 2015, which included $37,000 in share-based compensation.  The decrease of approximately $152,000 in research and development expenses was primarily due to, in approximate numbers, a decrease of $99,000 in direct research costs primarily related to consulting costs and product registration costs, and a decrease of $92,000 in scientific compensation related wage reductions by existing staff, lower head count, and lower share-based compensation.  These expense decreases were partially offset by an increase of $33,000 in regulatory consulting costs and an increase of $6,000 in miscellaneous operating costs.

The direct research and development expenses for the six months ended June 30, 2016 and 2015 were, in approximate numbers, as follows:

	Six months Ended June 30,
Technology	2016	2015
Wound care & nanoparticle	$46,000	$143,000
OraDisc™	8,000	8,000
Aphthasol® & other technologies	---	2,000
Total	$54,000	$153,000

Selling, General and Administrative

Selling, general and administrative expenses totaled approximately $704,000 for the six months ended June 30, 2016, including $37,000 in share-based compensation, compared to approximately $941,000 for the six months ended June 30, 2015, which included $108,000 in share-based compensation.  The decrease of approximately $237,000 in selling, general and administrative expenses was primarily due to, in approximate numbers, a decrease of $101,000 in compensation, as costs associated with our Interim President and Chief Executive Officer are categorized under international sales management whereas the costs for our prior President and Chief Executive Officer were categorized under compensation, a decrease of $174,000 in directors fees that is composed of a decrease of $105,000 in cash compensation and a decrease of $69,000 in share-based compensation, a decrease of $41,000 in legal costs due to the settlement of a licensing agreement dispute, a decrease of $11,000 in legal fees related to our patents, a decrease of $7,000 in accounting fees, and a decrease of $4,000 in miscellaneous expenses.  These expense decreases were partially offset by, in approximate numbers, an increase of $38,000 in operating costs associated with international sales management, an increase of $22,000 in brand marketing and convention costs, an increase of $16,000 in bad debt expense accruals, and an increase of $25,000 in commission costs relating to a product license as the prior year included a one-time credit adjustment.

Amortization of Intangible Assets

Amortization of intangible assets expense totaled approximately $398,000 for the six months ended June 30, 2016 as compared to approximately $236,000 for the six months ended June 30, 2015.  The expense for each period consists primarily of amortization associated with our acquired patents and licensing rights.  The increase of approximately $162,000 is attributable to the acquisition of licensing rights that occurred in December 2015.  There were no additional purchases of patents or licensing rights during the six months ended June 30, 2016 and 2015, respectively.

Depreciation

Depreciation expense totaled approximately $66,000 for the six months ended June 30, 2016 as compared to approximately $104,000 for the six months ended June 30, 2015.  The decrease of approximately $38,000 is attributable to certain equipment being fully depreciated.

Interest and Miscellaneous Income

Interest and miscellaneous income totaled approximately $500 for the six months ended June 30, 2016 as compared to approximately $200 for the six months ended June 30, 2015.

Interest Expense

Interest expense totaled approximately $91,000 for the six months ended June 30, 2016 as compared to approximately $76,000 for the six months ended June 30, 2015.  Interest expense typically includes financing costs for our insurance policies, interest costs related to regulatory fees, and interest costs and amortization of debt discount and financing costs related to debt.  The increase of approximately $15,000 in interest expense is primarily attributable to the April 2015 Note with Inter-Mountain.

Foreign Currency Transaction Gain (Loss)

Foreign currency transaction gain totaled approximately $1,000 for the six months ended June 30, 2016 as compared to a foreign currency transaction loss of approximately $58,000 for the six months ended June 30, 2015.  The improvement of approximately $59,000 is related to fluctuations in the Euro exchange rate experienced during 2015 and 2016 and the pricing of Altrazeal® to our international distributors being denominated in Euros.

Accommodation fee due on promissory note

Accommodation fee due on promissory note was $25,000 for the six months ended June 30, 2016 as compared to nil for the six months ended June 30, 2015.  The fee is based on a January 2016 Waiver Agreement with Inter-Mountain.  The Waiver Agreement relates to the April 2015 Note and our failure to make the installment payment under the April 2015 Note due in November 2015 on a timely basis.  Under the terms of the Waiver Agreement, we agreed to remit the November 2015 installment payment of $45,000 in cash and to pay Inter-Mountain an accommodation fee of $25,000, with the accommodation fee being added to the outstanding loan balance.

LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through the public and private sales of convertible notes and Common Stock.  Product sales, royalty payments, licensing fees and milestone payments from our corporate alliances have also provided, and are expected in the future to provide, funding for operations.

Based on our liquidity as of June 30, 2016, we believe that our liquidity will be sufficient to fund operations through the third quarter of 2016.  In order to continue to advance our business plan and outstanding obligations, we will need to raise additional capital.

On March 29, 2016, we entered into a Stock Purchase Agreement for the offer and sale of 25,245,442 shares of Common Stock and warrants to purchase an additional 25,245,442 shares of Common Stock at a purchase price of $0.0713 per unit consisting of one share and one warrant to purchase Common Stock, for an aggregate purchase price of $1,800,000 (the “March 2016 Offering).  The issue price of the shares being sold was based on a 10% discount to the average closing price between March 7, 2016 and March 11, 2016 and the warrant exercise price was based on a 10% premium to the same average closing price.  The warrants have an exercise price of $0.0871 per share and a five-year term.  The warrants also include cashless exercise provisions and a “full ratchet” anti-dilution provision under which the exercise price of such warrants resets to any lower sales price at which the Company offers or sells Common Stock or Common Stock equivalents for one year (subject to standard exceptions).

The March 2016 Offering has resulted in gross proceeds of $1,800,000, of which $1,439,000 was received in March 2016 and $361,000 was received in April 2016.  As part of the offering expenses, we paid to a European placement agent a referral fee of $29,000 which is equal to 10% of the gross proceeds, provided that the investors referred by such placement agent were not U.S. Persons and were solicited outside the United States.  Purchasers in the March 2016 Offering include Michael I. Sacks ($1,000,000), the father of Bradley J. Sacks, the Chairman of our Board of Directors, Centric Capital Ventures, LLC ($19,000), an investment entity controlled by Bradley J. Sacks, Terrance K. Wallberg ($50,000), our Vice President and Chief Financial Officer, and Daniel G. Moro ($10,000), our Vice President of Polymer Drug Delivery.

Our principal source of liquidity is cash and cash equivalents.  As of June 30, 2016, our cash and cash equivalents were approximately $718,000 which is an increase of approximately $538,000 as compared to our cash and cash equivalents at December 31, 2015 of approximately $180,000.  Our working capital (current assets less current liabilities) was approximately $(779,000) at June 30, 2016 as compared to our working capital at December 31, 2015 of approximately $(1,614,000).

Consolidated Cash Flow Data
	Six Months Ended June 30,
Net Cash Provided by (Used in)	2016	2015
Operating activities	$(947,000)	$(1,026,000)
Investing activities	---	(1,000)
Financing activities	1,485,000	496,000
Net increase (decrease) in cash and cash equivalents	$538,000	$(531,000)

Operating Activities

For the six months ended June 30, 2016, net cash used in operating activities was approximately $947,000.  The principal components of net cash used for the six months ended June 30, 2016 were, in approximate numbers, our net loss of $1,183,000, a decrease of $321,000 in deferred revenues due to amortization of revenues, a decrease of $151,000 in accrued liabilities due to repayment of temporary compensation deferrals, an increase of $50,000 in inventory, and an increase of $2,000 in deposits.  Our net loss for the six months ended June 30, 2016 included substantial non-cash charges of approximately $618,000 in the form of share-based compensation, amortization of patents and licensing rights, depreciation, amortization of debt discount, amortization of deferred financings costs, interest due on promissory notes settled with Common Stock, consulting services settled in Common Stock, and an accommodation fee due on the promissory note.  The aforementioned net cash used for the six months ended June 30, 2016 was partially offset by, in approximate numbers, a decrease of $72,000 in prepaid expenses related to insurance, listing fees, and consulting, a decrease of $39,000 in accounts receivable due to collection activities, and an increase of $31,000 in accounts payable due to timing of vendor payments.

For the six months ended June 30, 2015, net cash used in operating activities was approximately $1,026,000.  The principal components of net cash used for the six months ended June 30, 2015 were, in approximate numbers, our net loss of $1,468,000, an increase of $450,000 in accounts receivable related to higher international product sales, and an increase of $212,000 in inventory related to the manufacture of Altrazeal®.  Our net loss for the six months ended June 30, 2015 included substantial non-cash charges of approximately $504,000 in the form of share-based compensation, amortization of patents, amortization of debt discount, amortization of debt issuance costs, and depreciation.  The aforementioned net cash used for the six months ended June 30, 2015 was partially offset by, in approximate numbers, an increase of $450,000 in accounts payable due to timing of vendor payments, an increase of $54,000 in accrued liabilities due to compensation deferrals, an increase of $11,000 in accrued interest related to Inter-Mountain debt, an increase of $8,000 in deferred revenues, and a decrease of $77,000 in prepaid expenses related to insurance, listing fees, and consulting fees.

Investing Activities

There were no investing activities for the six months ended June 30, 2016.

Net cash used in investing activities for the six months ended June 30, 2015 was approximately $1,000 and relates to the purchase of computer equipment.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2016 was approximately $1,485,000 and was composed of, in approximate numbers, the net proceeds of $1,732,000 from the March 2016 Offering, offering costs of $22,000 associated with the acquisition of licensing rights that occurred in December 2015, and the repayment of $225,000 in principle due on the promissory note with Inter-Mountain.

Net cash provided by financing activities for the six months ended June 30, 2015 was approximately $496,000 and was composed of, in approximate numbers, $485,000 from the debt transaction with Inter-Mountain in April 2015 and an adjustment of $11,000 of offering costs associated with our sale of preferred stock in 2011.

Liquidity

As of June 30, 2016, we had cash and cash equivalents of approximately $718,000.  We expect to use our cash, cash equivalents, and investments on working capital, general corporate purposes, property and equipment, and the payment of contractual obligations.  Our long-term liquidity will depend to a great extent on our ability to fully commercialize our Altrazeal® and OraDisc™ technologies; therefore we are continuing to look both domestically and internationally for opportunities that will enable us to expand our business.  At this time, we cannot accurately predict the effect of certain developments on the rate of sales growth, if any, during 2016 and beyond, such as the speed and degree of market acceptance, the impact of competition, the effectiveness of the sales and marketing efforts of our distributors and sub-distributors, and the outcome of our current efforts to develop, receive approval for, and successfully launch our near-term product candidates.

As of June 30, 2016, our net working capital (current assets less current liabilities) was approximately $(779,000).  Based on our liquidity as of June 30, 2016, we believe that our liquidity will be sufficient to fund operations through the third quarter of 2016.

In order to continue to advance our business plan and outstanding obligations, we will need to raise additional capital in the foreseeable future to fund our operations and to potentially expand our business.  We expect to seek additional funding through public and/or private offerings of debt and equity securities.  We may also seek capital from other sources, including contribution by others to joint ventures, or collaborative arrangements or licensing for the development, testing, manufacturing and marketing of products under development.  As of this Report, we have no agreements with respect to our potential receipt of additional capital.

Historically, we have been able to raise capital as needed to fund our operations at a base level, but we have generally not raised capital sufficient to fund unexpected occurrences, to cover projected expenses over the long term or to fund extensive research, marketing and development.  As of the date of this report, we have not commenced discussions with respect to any future offerings. As a result, there is a risk that we will not be able to obtain capital as needed later in 2016.  In addition, we will need to continue to seek capital from the market over the long term. To the extent we raise capital, it generally will be on terms that are dilutive to shareholders and may require the issuance of warrants or similar incentives, the agreement to restrictive covenants and/or the pledge of our assets as securities for debt financings.

Our future capital requirements and adequacy of available funds will depend on many factors including:

▪	our ability, or inability, to successfully commercialize our wound management products and the market acceptance of these products;
▪	our ability to establish and maintain collaborative arrangements with corporate partners for the development and commercialization of certain product opportunities;
▪	continued scientific progress in our development programs;
▪	our ability to collect outstanding receivables;
▪	the costs involved in filing, prosecuting and enforcing patent claims;
▪	competing technological developments;
▪	the trading volume and price of our capital stock;
▪	the actions of parties whose consents, waivers or prompt responses are required for approval of a financing (such as parties with rights of first refusal or consent rights);
▪	our general financial situation, including the amount of our indebtedness; and
▪	the cost of, and other issues associated with, manufacturing and production scale-up.

Contractual Obligations

The following table summarizes our outstanding contractual cash obligations as of June 30, 2016, which is composed of the principle due under the April 2015 Note, a lease agreement for office and laboratory space in Addison, Texas and a lease agreement for office equipment.  These obligations and commitments assume non-termination of agreements and represent expected payments based on current operating forecasts, which are subject to change:

	Payments Due By Period
Contractual Obligations	Total	Less Than 1 Year	1-2 Years		3-5 Years		After 5 Years
April 2015 Note	$125,000	$125,000	$	---	$	---	$	---
Operating leases	$208,618	$119,840		$88,778	$	---	$	---
Total contractual cash obligations	$333,618	$244,840		$88,778	$	---	$	---

Capital Expenditures

For the six months ended June 30, 2016 and 2015, our expenditures for property, equipment, and leasehold improvements were nil and $787, respectively.  At this time, we believe that our capital expenditures for 2016 will be approximately $30,000 and consist of equipment related to the manufacture of our products.

Off-Balance Sheet Arrangements

As of June 30, 2016, we did not have any off balance sheet arrangements.

Impact of Inflation

We have experienced only moderate price increases over the last three fiscal years under our agreements with third-party manufacturers as a result of raw material and labor price increases.  However, there can be no assurance that possible future inflation would not impact our operations.

Concentrations of Credit Risk

Concentration of credit risk with respect to financial instruments, consisting primarily of cash and cash equivalents, potentially expose us to concentrations of credit risk due to the use of a limited number of banking institutions and due to maintaining cash balances in banks, which, at times, may exceed the limits of amounts insured by the Federal Deposit Insurance Corporation.  Currently, we utilized Bank of America, N.A. as our banking institution.  At June 30, 2016 and December 31, 2015 our cash and cash equivalents totaled approximately $718,000 and $180,000, respectively.  We also invest cash in excess of immediate requirements in money market accounts, certificates of deposit, corporate commercial paper with high quality ratings, and U.S. government securities.  These investments are not held for trading or other speculative purposes.  We are exposed to credit risk in the event of default by these institutions.

Concentration of credit risk with respect to trade accounts receivable are customers with balances that exceed 5% of total consolidated trade accounts receivable at June 30, 2016 and at December 31, 2015.  As of June 30, 2016, one customer, being one of our international distributors, exceeded the 5% threshold, with 83%.  At December 31, 2015, one customer, being one of our international distributors, exceeded the 5% threshold with 92%.  Historically, we have relied primarily on a group of affiliated entities for the distributions of our products.  At least one of these entities, Altrazeal AG, is insolvent, and we believe that related distributors may also be insolvent.  The weak financial position of these distributors has historically led to issues collecting accounts receivable. Going forward, we are routinely assessing the financial strength of our most significant customers and monitoring the amounts owed to us, taking appropriate action when necessary.  As a result, we believe that our prospective accounts receivable credit risk exposure is limited.

Concentrations of Foreign Currency Risk

Currently, a portion of our revenues and all of our expenses are denominated in U.S. dollars. We are experiencing an increase in revenues in international territories denominated in a foreign currency.  Certain of our licensing and distribution agreements in international territories are denominated in Euros.  Currently, we do not employ forward contracts or other financial instruments to mitigate foreign currency risk.  As our international operations continue to grow, we may engage in hedging activities to hedge our exposure to foreign currency risk.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management’s Discussion and Analysis of Financial Condition and Results of Operations addresses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. The preparation of our financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate these estimates and judgments. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.  Our critical accounting policies are summarized in our Annual Report on Form 10-K for the year ended December 31, 2015 as filed with the Securities and Exchange Commission on March 30, 2016.  We had no significant changes in our critical accounting policies since our last annual report.

ITEM 3.	Quantitative and Qualitative Disclosures About Market Risk.

This item is not applicable to smaller reporting companies.

ITEM 4.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this quarterly report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management, as appropriate, to allow timely decisions regarding required disclosure, and are operating in an effective manner.

Changes in Internal Controls Over Financial Reporting

During the fiscal quarter ended June 30, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.	Legal Proceedings.

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on the results of our operations or financial position. There are no material proceedings to which any director, officer or any of our affiliates, any owner of record or beneficially of more than five percent of any class of our voting securities, or any associate of any such director, officer, our affiliates, or security holder, is a party adverse to us or our consolidated subsidiary or has a material interest adverse thereto; however, one or more events may lead to a formal dispute or proceeding in the future.

On May 17, 2016, we provided KunWha Pharmaceutical Co., Ltd with a notice identifying certain breaches in the License and Supply Agreement, dated June 2, 2008.  KunWha Pharmaceutical Co., Ltd failed to remedy the breaches within 30 (thirty) days of receiving our notice and therefore we believe that the License and Supply Agreement has been cancelled.

On May 17, 2016, we provided Jiangxi Aiqilin Pharmaceuticals Group with a notice identifying certain breaches in the License and Supply Agreement, dated June 28, 2010.  Jiangxi Aiqilin Pharmaceuticals Group failed to remedy the breaches within 30 (thirty) days of receiving our notice and therefore we believe that the License and Supply Agreement has been cancelled.

On May 17, 2016, we provided Novartis Animal Health Inc. with a notice identifying certain breaches in the Distribution Agreement, dated August 23, 2010.  In July 2016, we received confirmation from Novartis Animal Health Inc. that the Distribution Agreement has been cancelled.

In late March 2016, we provided Altrazeal AG with a notice identifying certain breaches in the ELSA.  On or about March 24, 2016, we learned that Altrazeal AG had commenced an insolvency proceeding in Switzerland and immediately sent an additional notice of termination referencing the insolvency.  On or about April 18, 2016, we learned that the insolvency petition filed by Altrazeal AG in Switzerland has been accepted by the court and an administrator is to be appointed.  As a result of the breaches by Altrazeal AG in the ELSA, the ELSA has been terminated in accordance with its terms.  As a result of the accepted insolvency petition, we believe that our ownership interest in Altrazeal AG is deemed to be worthless and certain net accounts receivables with Altrazeal AG are uncollectible.

In March 2016, we learned that insolvency proceedings have been initiated with an Austrian commercial court with respect to IPMD GmbH and that one of its affiliated operating entities, ORADISC GmbH, might be affected by such insolvency proceeding filing.  Recently, we were informed that the insolvency application was opposed with various parties taking opposing views and that these legal proceedings continue to evolve.  We continue to evaluate our position with respect to IPMD GmbH and ORADISC GmbH.

In October 2012, we executed a License and Supply Agreement with ORADISC GmbH for the marketing of applications of our OraDisc™ erodible film technology for dental applications including benzocaine (OraDisc™ B), re-mineralization dental strips, fluoride dental strips, long-acting breath freshener, Amlexanox (OraDisc™ A).  We also granted to ORADISC GmbH a twenty-four month option to utilize the OraDisc™ erodible film technology for drug delivery for migraine, nausea and vomiting, cough and cold, and pain.  In January 2015, the initial twenty-four month option period to utilize the OraDisc™ erodible film technology by ORADISC GmbH was extended until December 31, 2015.  In addition, this option expanded the applications for use to include anti-psychotics, neurologic products, and actives for the treatment of erectile dysfunction.  On December 30, 2015, we received notice from ORADISC GmbH of their exercise of the option.  We informed ORADISC GmbH that under the terms of the option, the right to use the OraDisc™ erodible film technology expired on December 31, 2015.  In March 2016, we also provided ORADISC GmbH with a notice identifying certain breaches in the License and Supply Agreement with ORADISC GmbH.  As a result of the breaches by ORADISC GmbH in the License and Supply Agreement, the License and Supply Agreement has been terminated in accordance with its terms and ORADISC GmbH has ceased to be a product distributor for the Company.  Since delivering the termination notice to ORADISC GmbH we have not had any communication from ORADISC GmbH with respect to the License and Supply Agreement.

ITEM 1A.	Risk Factors.

This item is not applicable to smaller reporting companies.  Information about certain risks associated with an investment in our Common Stock is found in Part I, Item 1A of our Annual Report on Form 10-K, as filed with the SEC on March 30, 2016.

ITEM 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

None, other than as previously reported.

ITEM 3.	Defaults Upon Senior Securities.

None.

ITEM 4.	Mine Safety Disclosures.

Not applicable.

ITEM 5.	Other Information.

None.

ITEM 6.	Exhibits.

Exhibit Number		Description
3.1		Restated Articles of Incorporation dated November 5, 2007. (1)
3.2		Amended and Restated Bylaws dated December 5, 2008. (2)
31.1	*	Certification of Principal Executive Officer of ULURU Inc. Pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Amended.
31.2	*	Certification of Principal Accounting Officer of ULURU Inc. Pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Amended.
32.1	**	Certification of Chief Executive Officer of ULURU Inc. Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	**	Certification of Chief Financial Officer of ULURU Inc. Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	***	XBRL Instance Document
101.SCH	***	XBRL Taxonomy Extension Schema Document
101.CAL	***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	***	XBRL Taxonomy Extension Presentation Linkbase Document
---------------------------------------------------
(1)		Incorporated by reference to the Company’s Form 8-K filed on November 6, 2007.
(2)		Incorporated by reference to the Company’s Form 8-K filed on December 11, 2008.
	*	Filed herewith.
**
Filed herewith.  This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section nor shall it be deemed incorporated by reference in any filings under the Securities Act of 1933 or the Securities and Exchange Act of 1934.

***
Pursuant to Rule 406T of Regulation S-T, the XBRL-related information in Exhibit 101 to this Quarterly Report on Form 10-Q is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULURU Inc.

Date: August 15, 2016	By:	/s/ Helmut Kerschbaumer
Helmut Kerschbaumer
Interim Chief Executive Officer and President
(Principal Executive Officer)

Date: August 15, 2016	By:	/s/ Terrance K. Wallberg
Terrance K. Wallberg
Chief Financial Officer and Vice President
(Principal Financial and Accounting Officer)